Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     Penn West Energy Trust Files Prospectus Supplement

     CALGARY, June 18 /CNW/ - (TSX-PWT.UN; NYSE-PWE) - Penn West Energy Trust
("Penn West") is pleased to announce that it has filed a Prospectus Supplement
(the "Prospectus Supplement") to its Final Base Shelf Prospectus dated June
13, 2008 (the "Prospectus") with the securities regulatory authorities in each of the provinces of Canada and a supplement to the U.S. Prospectus dated June
13, 2008 forming part of its Registration Statement with the United States
Securities and Exchange Commission.
     Penn West has entered into an Equity Distribution Agreement dated June
18, 2008 with SG Americas Securities, LLC and FirstEnergy Capital Corp. who
will act as agents for the sale of trust units of Penn West ("Units") by way of "at-the-market distributions" over the Toronto Stock Exchange, the New York
Stock Exchange and other existing trading markets for the Units in the United
States. Subject to the terms of the Equity Distribution Agreement and applicable regulatory requirements, up to 20,000,000 Units may be issued and sold from time to time at the discretion of Penn West over a period of up to
25 months. The Units will be distributed at market prices prevailing at the time of the sale of such Units (if any) and, as a result, prices may vary as between purchasers and during the period of distribution. The net proceeds of such offerings, if any, will be used for general trust purposes, repayment of indebtedness and/or the direct or indirect financing of future growth opportunities, including acquisitions and capital expenditures. The volume and timing of sales, if any, of Units is at the discretion of Penn West.
     The Prospectus and Prospectus Supplement have been filed on SEDAR and the
U.S. Prospectus and the supplement thereto have been filed on the SEC's website (www.sec.gov). Copies of all such documents can be obtained by contacting Penn West investor relations by email at
investor_relations(at)pennwest.com or toll free telephone at 1-888-770-2633.
     This news release shall not constitute an offer to sell or the solicitation of an offer to buy the Units, nor shall there be any sale of the
Units in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

     Penn West Energy Trust is a senior oil and natural gas energy trust based in Calgary, Alberta. Penn West trust units and debentures are listed on the
Toronto Stock Exchange under the symbols PWT.UN, PWT.DB.A, PWT.DB.B, PWT.DB.C,
PWT.DB.D, PWT.DB.E and PWT.DB.F and Penn West trust units are listed on the
New York Stock Exchange under the symbol PWE.

     Advisory Regarding Forward-Looking Statements: Certain statements contained in this press release constitute forward-looking statements or information (collectively "forward-looking statements") within the meaning of the "safe harbour" provisions of applicable securities legislation.
Forward-looking statements are typically identified by words such as
"anticipate", "continue", "estimate", "expect", "forecast", "may", "will",
"project", "could", "plan", "intend", "should", "believe", "outlook",
"potential", "target" and similar words suggesting future events or future performance. In particular, this press release contains, without limitation, forward-looking statements pertaining to the following: the volume and timing of sales of Units that may be sold pursuant to the Prospectus and the
Prospectus Supplement, if any, and the markets over which any such Units may be sold; and the use of the net proceeds received from any sale of Units pursuant to the Prospectus and the Prospectus Supplement.
     With respect to forward-looking statements contained in this press release, we have made assumptions regarding various matters, including the matters identified in the Prospectus and the Prospectus Supplement. Although
we believe that the expectations reflected in the forward-looking statements contained in this press release, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this press release, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur.
By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include those identified in the Prospectus and the Prospectus Supplement.
     The forward-looking statements contained in this press release speak only as of the date of this press release. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

     %SEDAR: 00022266E          %CIK: 0001334388

     /For further information: PENN WEST ENERGY TRUST, Suite 200, 207 - 9th
Avenue S.W., Calgary, Alberta, T2P 1K3, Phone: (403) 777-2500, Toll-free:
1-866-693-2707, Fax: (403) 777-2699; Investor Relations: Phone:
1-888-770-2633, E-mail: investor_relations(at)pennwest.com, Website:
www.pennwest.com/
     (PWT.UN. PWT.DB.F. PWT.DB.A. PWT.DB.C. PWT.DB.B. PWT.DB.D. PWT.DB.E. PWE)

CO:  Penn West Energy Trust

CNW 19:12e 18-JUN-08